Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.:001-10533

and

Rio Tinto Limited

Commission File No.:000-20122

The following is an e-mail message sent to all BHP Billiton Iron Ore employees on November 30, 2007 as a follow-up to a previously sent message, also included below.

I advised you all in my last message that I would keep you updated on developments with the Rio Tinto proposal whenever possible.

As you are aware, earlier this month BHP Billiton announced that it had written to the Board of Rio Tinto proposing a combination of our respective companies. Further details of this proposal were presented to the global investment community by BHP Billiton CEO Marius Kloppers on 12 November.

On Monday evening Rio Tinto at its annual investor seminar outlined its iron ore strategy and growth plans including a ‘conceptual pathway’ to more than treble production to over 600 million tonnes per annum. Significantly, this included plans to increase production to 420 million tonnes per annum from its operations in the Pilbara.

While I cannot comment in detail on their presentation, I can say that Rio Tinto, like us, has outlined a very positive view of the iron ore market into the future.

As you are aware, our delivered and proposed Pilbara growth projects feature strongly in BHP Billiton’s current business and pipeline.

As demonstrated in detailed presentations and site tours to the international analyst community last month, BHP Billiton Iron Ore has significant proven reserves, outstanding operations, optimised systems and a first-class workforce.

I encourage you to continue to focus on our day-to-day business and to continue to deliver on our production targets with zero harm.

Ian Ashby

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Under certain circumstances, BHP Billiton may be required to file with the US Securities and Exchange Commission (the “SEC”) certain documents (including possibly a registration statement and prospectus)relating to its securities and the transaction and, in such event, US investors and security holders are strongly urged to read such documents because they will contain important information. If and when filed, investors and security holders will be able to obtain a free copy of relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov). Copies of such documents may also be obtained from BHP Billiton without charge.

* * *

As you would all be aware from this morning’s message from the CEO, BHP Billiton has written to the Board of Rio Tinto outlining a proposal in relation to the potential combination of our businesses.

While this is certainly an exciting development for our operations, I would like to emphasize that this is the first stage of what could potentially be a very lengthy process. There can be no assurance that any transaction or offer will result from BHP Billiton’s proposal.

Most importantly we must continue our relentless focus on improving our safety performance.

Our business will continue to operate as usual and all activities associated with our growth plans and output targets remain unchanged.

Events like these are usually accompanied by intense media speculation so please be mindful of our communication protocols and make no comment to the media. Contact has already been initiated with all our key stakeholders.

As information comes to hand, I will provide more details to you directly.

Ian Ashby

President, Iron Ore